UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ). 02.429.144/0001-93 – Company Registry (NIRE) 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 257TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 17, 2014

1. DATE, TIME AND PLACE: On December 17, 2014, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº.1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2, article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”). Also present during a part of the meeting was the Board of Executive Officers.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived since all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the head office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors resolved on the following matters:

(v.i) Postponed, to the next meeting, the approval of the 2015 Calendar of Corporate Events proposed by the Board of Executive Officers;

(v.ii) Took cognizance of the activities of the Board Advisory Committees and Commissions in November;

(v.iii) Took cognizance of the managerial highlights and material facts of December, reported by the Chief Executive Officer;

(v.iv) Approved the minutes of the 255th and 256th meetings of the Board of Directors held on November 26 and December 12, 2014, respectively;

(v.v) Approved, pursuant to item “q” of Article 17 of the Bylaws, the Annual Internal Audit Plan for fiscal year 2015 and the respective financial budget, recommending to the directors nominated by the Company to the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) to vote in favor of approval of the Internal Audit Plan, while placing on record that this matter was already examined by the Management Processes Committee and by the Fiscal Council;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ). 02.429.144/0001-93 – Company Registry (NIRE) 353.001.861-33

(v.vi) Ratified, as the direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item (p), Article 17 of the Bylaws: (v.vi.i) (a) the acquisition of ten point five two average megawatts (10.52 average-MW) of electricity from incentivized sources, from Rialma Companhia Energética IV S.A. (“Rialma”), for the period from 2016 through 2019; and (b) the provision of guarantee in the form of bank letter of guarantee (Executive Board Resolution 2014105-E); and (v.vi.ii) (a) the acquisition of thirty-three point zero seven six average megawatts (33.076 average-MW) of electricity from conventional sources, from Companhia Energética Rio das Antas S.A. (“CERAN”), for the period from 2015 through 2019; and (b) the provision of guarantee in the form of bank letter of guarantee or surety insurance (Executive Board Resolution 2014127-E); and

(v.vii) Recommended that the managers appointed by the Company in the management bodies of the subsidiaries vote for approval of the following items: (v.vii.i) CPFL Geração: Participation in the ANEEL Transmission Auction 007/2014 - Lot I, which was already examined by the Strategy Commission (Executive Board Resolution 2014130-E); (v.vii.ii) CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) and CPFL Eficiência Energética S.A. (“CPFL ESCO”): Partial spinoff of CPFL Serviços and  the merger of the spun off portion with CPFL ESCO, corresponding to all the assets and liabilities related to electricity self-generation (Executive Board Resolution 2014126-E); (v.vii.iii) Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”) and Rio Grande Energia S.A. (“RGE”): Hiring of Nansen S.A. Instrumentos de Precisão to supply electromechanical meters (Executive Board Resolution 2014124-E); (v.vii.iv) CPFL Paulista, CPFL Piratininga, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Santa Cruz: Execution of Amendments to the Contracts for the Provision of Meter Reading and Delivery of Electricity Bills (“LEC”) signed with Floripark Empreendimentos e Serviços Ltda. and H.R. Serviço de Leitura e Entrega de Contas de Energia Ltda. (Executive Board Resolution 2014132-E); and (v.vii.v) CPFL Renováveis: Contracting of loan from the Brazilian Economic and Social Development Bank (“BNDES”) by the Special Purpose Entity (“SPE”) DESA Morro dos Ventos II S.A. (“Beneficiary”), a subsidiary of CPFL Renováveis (Executive Board Resolution 2014131-E).

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Francisco Caprino Neto, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.